As filed with the Securities and Exchange Commission on May 23, 2000

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                               Capital Trust, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Thomas E. Kruger, Esq.
                            Michael L. Zuppone, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  March 8, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

931287.3

CUSIP No. 14052H100                                                SCHEDULE 13D


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Veqtor Finance Company, L.L.C.
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                  (b)
3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

                      7        SOLE VOTING POWER
                                    3,192,288
NUMBER OF
SHARES                8        SHARED VOTING POWER
BENEFICIALLY                          -0-
OWNED BY EACH
REPORTING             9        SOLE DISPOSITIVE POWER
PERSON WITH                            -0-

                      10       SHARED DISPOSITIVE POWER
                                      3,192,288

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,192,288
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   15.16%
14        TYPE OF REPORTING PERSON*
                   OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


931287.3

CUSIP No. 14052H100                                    SCHEDULE 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Zell General Partnership, Inc.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)
                                                                         (b)
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Illinois

NUMBER OF                7    SOLE VOTING POWER
SHARES                             3,267,288
BENEFICIALLY             8    SHARED DISPOSITIVE POWER
OWNED BY                             -0-
EACH
REPORTING                9    SOLE DISPOSITIVE POWER
PERSON WITH                          -0-

                        10    SHARED DISPOSITIVE POWER
                                   3,267,288

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,267,288
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.52%
14         TYPE OF REPORTING PERSON*
                    CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No. 14052H100                                    SCHEDULE 13D



1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Sam Investment Trust
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                           (b)
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Illinois

                          7         SOLE VOTING POWER
                                       3,267,288
NUMBER OF
SHARES                    8         SHARED VOTING POWER
BENEFICIALLY                              -0-
OWNED BY
EACH                      9         SOLE DISPOSITIVE POWER
REPORTING                                 -0-
PERSON WITH
                         10         SHARED DISPOSITIVE POWER
                                           3,267,288

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,267,288
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.52%
14         TYPE OF REPORTING PERSON*
                    OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No. 14052H100                                    SCHEDULE 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Chai Trust Company, L.L.C.
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                          (b)
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Illinois

NUMBER OF                 7         SOLE VOTING POWER
SHARES                                   3,267,288
BENEFICIALLY              8         SHARED VOTING POWER
OWNED BY                                     -0-
EACH                      9         SOLE DISPOSITIVE POWER
REPORTING                                    -0-
PERSON WITH              10         SHARED DISPOSITIVE POWER
                                             -0-

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    3,267,288
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    15.52%
14         TYPE OF REPORTING PERSON*
                    OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No.  14052H100                                   SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SZ Investments, LLC
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                          (b)
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

NUMBER OF                    7     SOLE VOTING POWER
SHARES                                   75,000
BENEFICIALLY                 8     SHARED VOTING POWER
OWNED BY EACH                             -0-
REPORTING                    9     SOLE DISPOSITIVE POWER
PERSON WITH                               -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   75,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.36%

14        TYPE OF REPORTING PERSON*
                   OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No.  14052H100                                   SCHEDULE 13D


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2          Samstock, L.L.C.
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                           (b)

3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, WC
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

NUMBER OF                   7      SOLE VOTING POWER
SHARES                                  3,267,288
BENEFICIALLY
OWNED BY EACH               8      SHARED VOTING POWER
REPORTING                                 -0-
PERSON WITH                 9      SOLE DISPOSITION POWER
                                          -0-
                          10       SHARED DISPOSITIVE POWER
                                        75,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   75,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.36%
14        TYPE OF REPORTING PERSON*
                   OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No. 14052H100                                    SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CMH Investment Partnership LP
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                          (b)
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware

NUMBER OF                    7      SOLE VOTING POWER
SHARES                                   2,300,132
BENEFICIALLY                 8      SHARED VOTING POWER
OWNED BY EACH                              -0-
REPORTING                    9      SOLE DISPOSITIVE POWER
PERSON WITH                                -0-
                            10      SHARED DISPOSITIVE POWER
                                           -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,330,132
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.07%
14        TYPE OF REPORTING PERSON*
                   PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No.  14052H100                                   SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Craig M. Hatkoff
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)
                                                                         (b)
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

NUMBER OF                    7       SOLE VOTING POWER
SHARES                                    2,489,799
BENEFICIALLY                 8       SHARED VOTING POWER
OWNED BY EACH                               -0-
REPORTING                    9       SOLE DISPOSITIVE POWER
PERSON WITH                               2,489,799
                            10       SHARED DISPOSITIVE POWER
                                              -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,489,799
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.82%
14        TYPE OF REPORTING PERSON*
                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


931287.3

CUSIP No.  14052H100                                   SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JRK Investment Partnership LP
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                           (b)
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware


NUMBER OF                  7 SOLE VOTING POWER
SHARES                            2,330,132
BENEFICIALLY               8 SHARED VOTING POWER
OWNED BY EACH                      -0-
REPORTING                  9 SOLE DISPOSITIVE POWER
PERSON WITH                        -0-
                          10 SHARED DISPOSITIVE POWER
                                   -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,330,132
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.07%
14        TYPE OF REPORTING PERSON*
                   PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No.  14052H100                                   SCHEDULE 13D



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          John R. Klopp
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)
                                                                          (b)
3         SEC USE ONLY

4         SOURCE OF FUNDS*

          AF, BK
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

NUMBER OF                  7   SOLE VOTING POWER
SHARES                              2,481,799
BENEFICIALLY               8   SHARED VOTING POWER
OWNED BY EACH                         -0-
REPORTING                  9   SOLE DISPOSITIVE POWER
PERSON WITH                           2,481,799
                          10   SHARED DISPOSITIVE POWER
                                      -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   2,481,799

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.78%

14        TYPE OF REPORTING PERSON*
                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

931287.3

CUSIP No.  14052H100                                   SCHEDULE 13D


     This Amendment No. 6 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 6 to Schedule 13D amends and supplements:

         o the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by

          o Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by
          o Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by
          o Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by
          o Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by
          o Amendment No. 5, as filed with the SEC on February 2, 2000 (together with the original schedule as previously amended, the "Schedule 13D"). ------------

         The Reporting Persons are:

          (i) Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC");
          (ii) Samstock, L.L.C., a Delaware limited liability company ("Samstock");
          (iii) SZ Investments LLC, a Delaware limited liability company and the sole member of Samstock ("SZI");
          (iv) Zell General Partnership, Inc., an Illinois corporation and the sole managing member of SZI and the sole managing member of VFC ("Zell GP");
          (v) the Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP ("Sam Trust");
          (vi) Chai Trust Company, L.L.C., an Illinois limited liability company and the trustee of Sam Trust ("Chai");
          (vii) CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP");
          (viii) Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP ("Hatkoff");
          (ix) JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"); and
          (x) Mr. John R. Klopp, a citizen of the United States and the general partner of Klopp LP ("Klopp" and, collectively with VFC, Samstock, SZI, Zell GP, Sam Trust, Chai, Hatkoff LP, Hatkoff and Klopp LP, the "Reporting Persons").

     The original schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust. As reported in Amendment No. 3 to the Schedule 13D, Capital Trust has been reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share has been converted into one share of class A common stock, par value $.01 per share, of Capital Trust, Inc. This statement therefore now relates to the shares of class A common stock, par value $.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), whose principal office is located at 605 Third Avenue, 26th Floor, New York, New York 10016. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.



931287.3
                                        1

CUSIP No.  14052H100                                   SCHEDULE 13D



Item 5.           Interest in Securities of the Issuer.

Item 5 is amended as follows:

     (a) and (b) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by the Reporting Persons as of May 18, 2000 is based upon 21,058,228 shares of Class A Common Stock issued and outstanding as reported in the Issuer's proxy statement for special meeting of shareholders to be held on June 21, 2000. The Reporting Persons as a group beneficially own 8,188,886 shares of Class A Common Stock, including (i) 7,955,552 outstanding shares of Class A Common Stock; and (ii) 233,334 shares of stock issuable upon exercise or conversion of outstanding stock options. The foregoing shares represent approximately 38.60% of the outstanding shares of Class A Common Stock (calculated in accordance with Rule 13d-3). VFC holds of record and thereby directly beneficially owns and has the sole direct power to vote 3,192,288 of the foregoing outstanding shares of Class A Common Stock (the "VFC Reported Shares"). Chai, Sam Trust and Zell GP each have the indirect power to vote the VFC Reported Shares. EGI, Chai, Sam Trust and Zell GP share the indirect power, and VFC shares the direct power, to dispose of the VFC Reported Shares. Samstock directly beneficially owns and has the sole direct power to vote 75,000 shares of Class A Common Stock ("Samstock Reported Shares"). Chai, Sam Trust, Zell GP and SZI each have the indirect power to vote the Samstock Reported Shares. EGI, Chai, Sam Trust, Zell GP and SZI each share the indirect power and Samstock shares the direct power to dispose of the Samstock Reported Shares. Hatkoff LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 2,330,132 of the foregoing outstanding shares of Class A Common Stock (the "Hatkoff LP Reported Shares"). Hatkoff has the indirect power to vote or dispose of the Hatkoff LP Reported Shares. Hatkoff beneficially owns and has the sole power to vote and dispose of 18,000 outstanding shares of Class A Common Stock. Hatkoff beneficially owns and will have the sole power to vote and dispose of 141,667 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable. Klopp LP holds of record and thereby directly beneficially owns and has the sole power to vote and dispose of 2,330,132 of the foregoing outstanding shares of Class A Common Stock (the "Klopp LP Reported Shares"). Klopp has the indirect power to vote or dispose of the Klopp LP Reported Shares. Klopp beneficially owns and has the sole power to vote and dispose of 10,000 outstanding shares of Class A Common Stock. Klopp beneficially owns and will have the sole power to vote and dispose of 141,667 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock that are, or become within 60 days, vested and exercisable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

     On March 8, 2000, the Issuer entered into a strategic relationship with Citigroup Investments Inc., a Delaware corporation ("CIG"), pursuant to which, among other things, their respective affiliates will co- sponsor, commit to invest capital in and manage high yield commercial real estate mezzanine investment opportunity funds ("Mezzanine Funds").

     The strategic relationship is governed by a venture agreement, dated as of March 8, 2000 (the "Venture Agreement"), amongst Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company ("Limited REMI I"), Travelers General Real Estate Mezzanine Investments II,

931287.3
                                        2

CUSIP No.  14052H100                                   SCHEDULE 13D


LLC, a Delaware limited liability company ("General REMI II"), Travelers Limited Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("Limited REMI II" and together with Limited REMI I and General REMI II, the "CIG Parties"), CT-F1, LLC, a Delaware limited liability company ("CT-F1"), CT-F2-GP, LLC, a Delaware limited liability company ("CT-F2-GP"), CT-F2-LP, LLC, a Delaware limited liability company ("CT-F2-LP"), CT Investment Management Co., LLC, a Delaware limited liability company ("CTIMCO" and together with CT-F1, CT-F2-GP and CT-F2-LP, the "CT Parties") and the Issuer. The CIG Parties are affiliates of CIG and the CT Parties are wholly owned subsidiaries of the Issuer. A copy of the Venture Agreement was filed as Exhibit 10.1 to Capital Trust, Inc.'s Current Report on Form 8-K (File No. 1-14788) filed on March 23, 2000 and is incorporated herein by reference.

     Pursuant to the Venture Agreement, the Issuer has agreed, subject to stockholder approval and certain other conditions, to issue, in connection with the organization and capitalization of certain of the Mezzanine Funds, warrants to purchase up to 5,250,000 shares of Class A Common Stock at $5.00 per share for ultimate transfer to Limited REMI II or a designated affiliate thereof (the "Warrant Issuance") or alternatively, if the required stockholder approval of the issuance of such shares underlying such warrants is not obtained, to provide contingent cash rights designed to provide equivalent value.

     Pursuant to the Venture Agreement, the Issuer has also agreed as soon as possible to take, and submit to stockholders for approval, the steps necessary for it to be taxed as a real estate investment trust ("REIT Tax Matters") on terms mutually satisfactory to the Issuer and the CIG Parties subject to changes in law, acts of God or force majeure, or good faith inability to meet the requisite qualifications.

     In connection with the Venture Agreement, the number of directorships on Issuer's board of directors was increased by two, and Marc Weill and Michael Watson (along with any of their successors designated by the CIG Parties, the "CIG Parties' Designees") were appointed directors of the Issuer.

     In connection with the Venture Agreement, each of (i) VFC, (ii) Samstock,
(iii) Klopp and Klopp LP and (iv) Hatkoff and Hatkoff LP separately entered into a stockholder approval agreement with General REMI II. Pursuant to each such agreement, each such Reporting Person signatory thereto agreed, subject to certain limitations contained therein in the case of any Reporting Person who is an officer or director of the Issuer, to vote its shares of Class A Common Stock in favor of the Warrant Issuance and any REIT Tax Matter submitted for stockholder approval. Copies of the stockholder approval agreements are attached hereto as Exhibits 3 through 6, and are incorporated herein by reference.

     In connection with the Venture Agreement, VFC, Samstock, Klopp, Klopp LP, Hatkoff and Hatkoff LP entered into a single stockholder voting and lock-up agreement with General REMI II. Pursuant to such stockholder voting and lock-up agreement, such Reporting Persons agreed to lock-up provisions restricting their ability to sell, transfer or pledge their shares of Class A Common Stock and, subject to certain limitations contained therein in the case of Reporting Persons who are officers or directors of the Issuer, to vote their shares of Class A Common Stock in favor of the continued election of the CIG Parties' Designees to the Issuer's board of directors and in favor of any REIT Tax Matter submitted for stockholder approval. A copy of the voting and lock-up agreement is attached hereto as Exhibit 2, and is incorporated herein by reference.


931287.3
                                        3

CUSIP No.  14052H100                                   SCHEDULE 13D




931287.3
                                        4

CUSIP No.  14052H100                                   SCHEDULE 13D



Item 7.  Material to Be Filed as Exhibits

Item 7 is amended and supplemented by adding the following:

         Exhibit No.       Description


1.      Joint Filing Agreement and Power of Attorney, dated May 18, 2000.

2.      Stockholder Voting and Lock-Up Agreement, dated as of March 8, 2000, by and among Travelers General Real Estate Mezzanine Investments II, LLC, Veqtor
        Finance Company,  L.L.C., Samstock, L.L.C., CMH Investment Partnership LP,
        Craig M. Hatkoff, JRK Investment Partnership LP and John R. Klopp.

3.      Stockholder Approval Agreement, dated as of March 8, 2000, among Travelers
        General Real Estate Mezzanine Investments II, LLC and Veqtor Finance
        Company,  L.L.C.

4.      Stockholder Approval Agreement, dated as of March 8, 2000, among Travelers
        General Real Estate Mezzanine Investments II, LLC and Samstock, L.L.C.

5.      Stockholder Approval Agreement, dated as of March 8, 2000, among Travelers
        General Real Estate Mezzanine Investments II, LLC, CMH Investment
        Partnership LP, and Craig M. Hatkoff.

6.      Stockholder Approval Agreement, dated as of March 8, 2000, among Travelers
        General Real Estate Mezzanine Investments II, LLC, JRK Investment Partnership
        LP and John R. Klopp.



931287.3
                                        5

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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.


Dated:        May 18, 2000










                   [BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

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Veqtor Finance Company, L.L.C.

By:    Zell General Partnership, Inc.,
       its managing member

       By:       /s/ Donald J. Liebentritt
              Name:   Donald J. Liebentritt
              Title:           Vice President

Samstock, L.L.C.

By:    SZ Investments, LLC,
       its member

       By:    Zell General Partnership, Inc.,
               its managing member

              By:     /s/ Donald J. Liebentritt
                    Name:   Donald J. Liebentritt
                    Title:     Vice President

SZ Investments, LLC

By:    Zell General Partnership, Inc.,
       its managing member

       By:      /s/ Donald J. Liebentritt
              Name:   Donald J. Liebentritt
              Title:     Vice President

Zell General Partnership, Inc.

By:     /s/ Donald J. Liebentritt
       Name:   Donald J. Liebentritt
       Title:     Vice President

Sam Investment Trust

By:    Chai Trust Company, L.L.C., trustee

       By:       /s/ Donald J. Liebentritt
              Name:   Donald J. Liebentritt
              Title:     Vice President

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Chai Trust Company, L.L.C.

By:      /s/ Donald J. Liebentritt
       Name:   Donald J. Liebentritt
       Title:     Vice President

CMH Investment Partnership LP

By:    /s/ Craig M. Hatkoff
       Name:   Craig M. Hatkoff
       Title:     General Partner

Craig M. Hatkoff

       /s/ Craig M. Hatkoff
       Craig M. Hatkoff

JRK Investment Partnership LP

By:    /s/ John R. Klopp
       Name:   John R. Klopp
       Title:    General Partner

John R. Klopp

       /s/ John R. Klopp
       John R. Klopp





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